Exhibit (a)(1)(xxiii)

RFMD Option Exchange Program webcast script
As of July 11, 2005

Note: Each of the “headings” below indicate the slide that corresponds to the text.

Intro:

Welcome to the RFMD Option Exchange Program webcast. The Option Exchange Program is a one-time opportunity for Eligible Employees to exchange certain outstanding stock options for New Options for a lesser number of shares. The Option Exchange Program was commenced on Monday, July 11, 2005 when we distributed the Offer to Exchange and related materials, also referred to as the Offer, to all Eligible Employees.

Disclaimer:

Please be aware that viewing this webcast is not a substitute for reading the written materials explaining the precise terms and timing of the Option Exchange Program that were distributed to employees eligible to participate on July 11, 2005. Eligible Employees should read these written materials carefully because they contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program. The written materials relating to the Option Exchange Program were also filed with the Securities and Exchange Commission (the SEC) as part of a tender offer statement. Copies of these written materials and other documents filed by RFMD with the SEC are available free of charge from the SEC’s website. Capitalized terms used but not otherwise defined in this webcast have the meanings given them in the Offer to Exchange.

Agenda:

In this webcast, we will provide information about the Offer and the purpose of the Offer, as well how the Offer works, certain conditions of the Offer, who is eligible to participate and how to participate. We will also cover what type of information has been sent to Eligible Employees, what to do if you change your mind about participating, what is the final deadline for electing to participate in the Offer, what happens after the Offer closes and what to do if you still have questions after viewing this webcast.

The Offer:

The Option Exchange Program is a one-time opportunity for Eligible Employees to exchange their outstanding Eligible Options for New Options with an exercise price equal to the closing price of our common stock on the trading day immediately preceding the Grant Date.

The ratio of exchanged Eligible Options to New Options will be two-to-one. That means that if you elect to exchange an Eligible Option grant to purchase 100 shares, you will receive a New Option grant to purchase 50 shares. The New Options also will differ from the Eligible Options in other ways, which we will discuss during this webcast.

Purpose:

Stock options have been, and continue to be, a key part of our employee incentive compensation and retention programs. Stock options are designed to motivate and reward employees’ efforts toward RFMD’s growth and success by aligning employee and shareholder interests, attracting and retaining talented employees and encouraging long-term employment. However, a significant number of our employees hold stock options with exercise prices that greatly exceed the current market price of our common stock. Consequently, we believe that these options no longer provide the long-term incentive and retention objectives that they were intended to provide. The Option Exchange Program is intended to address this situation by restoring the motivational value of stock options for our employees and realigning our employee incentives with our shareholder interests.

Certain Conditions:

Please be aware that this Offer is subject to shareholder approval at the RFMD 2005 annual meeting, which is scheduled to be held Tuesday, August 2, 2005. If shareholders do not approve the Option Exchange Program, there will be no exchange of Eligible Options and the Offer will be terminated. However, regardless of whether shareholders approve the Option Exchange Program, the Board of Directors retains the authority to terminate, modify, amend or postpone the Option Exchange Program at any time.

Eligibility:

All of our employees worldwide who are actively employed by us and have Eligible Options may participate in the Option Exchange Program, subject to local laws and other restrictions. However, the five most highly compensated officers, members of the Board of Directors, consultants, and former and retired employees are not eligible to participate. An Eligible Employee must be employed and may not have received nor have given a notice of termination at the time the Offer to Exchange commences. Eligible Employees must also be employed at the time the Offer closes and on the Grant Date.

Please be aware that your participation in the Offer does not give you the right to remain an employee of RFMD. The terms of your employment remain unchanged. There is no guarantee that you will not be subject to involuntary termination or that you will otherwise remain an employee of RFMD until the Grant Date. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, after the Closing Date but before the Grant Date, you will lose all rights to receive any New Options and your surrendered Eligible Options will not be returned to you.

Details 1:

Outstanding stock options with an exercise price equal to or greater than $5.38 per share held by an Eligible Employee, regardless of the vested or unvested status, may be tendered in the exchange. We refer to these options as the Eligible Options.

For each Eligible Option to purchase two shares of common stock that is tendered, you will receive a new option to purchase one share of common stock. The New Options will be granted on or as soon as practicable after the first business day after the Offer closes, which is currently expected to be Friday, August 5, 2005. Participation in the Offer is completely voluntary. You may choose which individual Eligible Option grants to exchange and you are not required to exchange any of your Eligible Option grants.

Details 2:

If you want to tender an Eligible Option grant, you must tender the Eligible Option grant in full – no partial exchanges will be permitted. However, if you have more than one outstanding Eligible Option grant, you may tender all of the Eligible Options under one or more grants and choose not to tender the Eligible Options subject to a different grant.

The options that will be granted in exchange for properly tendered Eligible Options are referred to as New Options. If you surrender your Eligible Options for exchange, you must also be an employee on the day that the New Options are granted in order to receive the New Options. The New Options will have an exercise price equal to the closing price of our common stock on the trading day immediately preceding the Grant Date.

The New Options will be granted under our 2003 Stock Incentive Plan and will have substantially the same terms as the Eligible Options, except for the tax classification, exercise price, vesting schedule and the number of underlying shares of common stock.

Examples:

The following are hypothetical examples:

If, on your first date of employment in May 2000, you were granted an option to purchase 100 shares at an exercise price of $50.00 per share and have not exercised any part of the grant, you could either elect to exchange this grant for a New Option that would be exercisable for 50 shares at the new exercise price or do nothing and your option to purchase 100 shares at an exercise price of $50.00 per share would remain outstanding.

If you had previously exercised a portion of the same option grant to purchase 20 shares of common stock, you would have an outstanding option to purchase 80 shares at $50.00 per share. You could either elect to exchange your outstanding option for a New Option that would be exercisable for 40 shares at the new exercise price or do nothing and your option to purchase 80 shares at an exercise price of $50.00 per share would remain outstanding.

New Option Terms 1:

The Grant Date for the New Options is expected to be on or as soon as practicable after the first business day after the Closing Date. As the Offer is currently scheduled to close on Friday, August 5, 2005, that would mean that the New Options will be granted on Monday, August 8, 2005 or shortly thereafter. The New Options will have an exercise price equal to the closing price of our common stock as reported by the Nasdaq National Market on the trading day immediately preceding the Grant Date.

Please note that vesting will start over for New Options on the grant date, regardless of the vesting schedule that was applicable to the tendered Eligible Options. The New Options will be completely unvested at the time of grant and will vest and become exercisable over a two-year period, with 25% of each New Option generally becoming exercisable after each six-month period of continued service following the Grant Date. Vesting will cease upon termination of service for any reason.

This means that for most Eligible Employees, the New Options will be fully vested and exercisable 24 months after they are granted. This vesting schedule will apply regardless of whether the tendered Eligible Options were fully or partially vested. Your vesting and exercise rights are contingent upon continued employment.

However, the New Options granted to certain officers (other than the five most highly compensated officers, who are not eligible to participate in the Offer) generally will, in the event of the officer’s termination other than for cause, continue to vest pursuant to the same vesting schedule as if such officer had remained an employee (unless the administrator of the 2003 Plan determines otherwise).

New Option Terms 2:

Each New Option will have a term equal to the remaining term of the surrendered Eligible Option it replaces and will expire on the expiration date of the Eligible Option it replaces. Generally, if an Eligible Employee’s employment with RFMD is terminated, the New Options will not continue to vest and any unvested portion of the New Options will be cancelled as of the date of termination. Any vested, unexercised portion of the New Options will generally be exercisable for 90 days after termination. However, the New Options granted to certain officers (other than the five most highly compensated officers, who are not eligible to participate in the Offer) generally will, in the event of the officer’s termination other than for cause, remain outstanding and be exercisable for the remaining option term as if such officer had remained an employee (unless the administrator of the 2003 Plan determines otherwise). For all Eligible Employees, in the event of termination for cause, the entire New Option will be cancelled as of the date of termination.

In the previous examples, the Eligible Options were granted in May 2000 and would generally remain outstanding, based upon continued employment, until May 2010. Therefore, if this Eligible Option was exchanged, the New Option that replaces it would also remain outstanding until May 2010, based upon continued employment.

All New Options will be granted as non-qualified stock options under U.S. tax laws, regardless of whether the Eligible Options tendered are incentive stock options or non-qualified stock options. Non-qualified stock options do not receive the same favorable U.S. federal tax treatment as incentive stock options. We will return to the tax consequences in a moment.

International employees:

Any differences in the terms of the Offer will be addressed in the Offer documents sent to every Eligible Employee at the commencement of the Offer. The tax and other consequences for participating non-U.S. Eligible Employees may differ from the U.S. federal income tax consequences. The offer documents include specific information regarding certain tax and other consequences for non-U.S. Eligible Employees. You should consult your own tax or other professional advisor to determine how the tax and other laws in your country apply to your specific situation.

Tax Implications:

Regardless of whether you are a U.S. or non-U.S. Eligible Employee, we suggest that you consult your own tax or financial advisor to determine the specific tax implications of participating in this Offer. This webcast is not intended to cover all tax consequences that may apply to a particular Eligible Employee.

For U.S. Eligible Employees, the exchange of Eligible Options for New Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the New Options. At the time that a New Option is exercised, a U.S. Eligible Employee will have ordinary income equal to the difference between the fair market value of the underlying common stock on the date of exercise and the exercise price.

For non-U.S. Eligible Employees, the tax consequences will vary based upon your country of residence and your specific situation. Please review the information provided in the offer documents and consult a professional advisor to determine the specific tax and other consequences that may result if you participate in the Offer.

Your Decision:

Please be advised that it is solely your own decision whether or not to participate in the Option Exchange Program. Neither RFMD, the Board of Directors or any other RFMD employee is authorized to assist with your decision or recommend what actions you should take. Participation in the Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. You should also understand the risks of participating in the Offer before making any decision.

Info:

Please read all of the materials regarding the Option Exchange Program and carefully consider your decision before accepting or rejecting the Offer. The Offer to Exchange and related documents were mailed to all Eligible Employees at the commencement of the Offer (July 11, 2005) and are available on-line at the RFMD intranet under Treasury or on the SEC website (www.sec.gov). You may also review information on all your stock options on the RFMD Treasury department website by logging into the Express Desktop software. If you do not have access to the intranet, you may either refer to your Eligible Option Information Sheet included with the Offer documents or contact Brenda Hatley, Stock Option Administrator to obtain a current Optionee Statement. You may also refer to the previous employee communications on the Option Exchange Program from Bob Bruggeworth.

The Offer to Exchange Packet:

A packet of information was mailed to each Eligible Employee’s address of record on Monday, July 11, 2005. This packet included a Letter of Transmittal from Bob Bruggeworth, the Offer to Exchange document, the Election Form, your individualized Eligible Option Information Sheet and the Notice of Withdrawal. The Eligible Option Information Sheet lists the grant date, expiration date, tax classification, exercise price and number of shares subject to each outstanding Eligible Option grant.

Only the Eligible Option Information Sheet includes your specific information on what options are eligible for exchange. Additional forms and documents may be obtained from the RFMD intranet under Treasury or the SEC website.

If you believe that you are an Eligible Employee and do not receive your information packet by Friday, July 15, 2005, please contact Brenda Hatley, Stock Option Administrator.

Participating:

The Eligible Option Information Sheet included in your Offer to Exchange packet will list your option grants that are eligible for exchange. If you decide to participate in the Offer, this sheet must be attached to your Election Form. If you do not want to exchange a particular grant, strike through that grant before returning your Eligible Option Information Sheet and Election Form.

You do not need to return your stock option agreements relating to any tendered Eligible Options, as they will be automatically cancelled if we accept your Eligible Options for exchange.

Please note that if you are married and reside in California, Arizona or another “Community Property” state, your spouse must sign the Spousal Consent for your Election Form or Notice of Withdrawal to be valid.

Example:

This is what your Eligible Option Information Sheet will look like. In this example, Wafer Man has two Eligible Option grants, one grant to purchase 750 shares of RFMD common stock at an exercise price of $50.00 and another grant to purchase 300 shares of RFMD common stock at an exercise price of $5.80. Wafer Man decided to exchange only the Eligible Option grant with an exercise price of $50.00 per share. Therefore, he marked through the Eligible Option grant with an exercise price of $5.80 to indicate that he does not want to exchange this grant. He would then need to attach this Eligible Option Information Sheet to his Election Form.

How to participate:

If you are an Eligible Employee, you may tender your Eligible Options at any time before this Offer closes at 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. To validly tender your Eligible Options, you must deliver a properly completed Election Form with your Eligible Option Information Sheet attached to the attention of Brenda Hatley, Stock Option Administrator, by hand, by interoffice mail, by facsimile, or by regular or overnight mail. Brenda’s office is located on the first floor of the Corporate Headquarters building at 7628 Thorndike Road in Greensboro, North Carolina.

Mark through any Eligible Option grants listed on your Eligible Option Information Sheet that you do not want to exchange. You must sign and date your Election Form, obtain spousal consent, if applicable, and attach your Eligible Option Information Sheet for your election to be valid.

Please note that delivery by e-mail or other electronic means will NOT be accepted. Your Eligible Options will not be considered tendered until we receive the Election Form. The method of delivery is your own choice and risk. You are responsible for making sure that the Election Form is received before the deadline. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.

Changing your election:

Your Election Form may be changed or revoked at any time before the Offer closes at 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005 by delivering a new properly completed Election Form and updated Eligible Option Information Sheet bearing a later date. Your Election Form will not be changed or revoked until we receive the new Election Form. We must receive your properly completed and duly executed revised Election Form by 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. If you miss this deadline, your original Election Form will be used.

Withdrawing your election:

You may withdraw your tendered Eligible Options at any time before this Offer closes at 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. If you want to withdraw any of your tendered Eligible Options, you must withdraw all of them. Your tendered Eligible Options will not be considered withdrawn until we receive your properly completed and duly executed Notice of Withdrawal, including spousal consent, if applicable. The Notice of Withdrawal must specify the name of the Eligible Employee who tendered the Eligible Options to be withdrawn.

To validly withdraw tendered Eligible Options, you must deliver a properly completed and duly executed Notice of Withdrawal to the attention of Brenda Hatley, Stock Option Administrator, by hand, by interoffice mail, by facsimile, or by regular or overnight mail. Delivery by e-mail or other electronic means will NOT be accepted. If you miss this deadline but remain an employee of RFMD, any previously tendered Eligible Options will be cancelled and exchanged pursuant to this Offer. The method of delivery is your own choice and risk. You are responsible for making sure that the Notice of Withdrawal is received before the deadline. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time.

Deadline:

The deadline for electing to participate in or withdraw from the Option Exchange Program is 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. If you choose not to participate in the Offer, no action is required. The last form received by the RFMD Treasury Department prior to 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005 will be used as your final Election Form or Notice of Withdrawal, as the case may be.

After:

All properly exchanged Eligible Options will be cancelled as of 12:00 Midnight Eastern Daylight Time on August 5, 2005. The New Options will be granted on or as soon as practicable after the first business day after the Offer closes. We currently expect to grant the New Options on Monday, August 8, 2005.

If you elect to participate in the Offer, the Treasury department will send you a Rights Letter that confirms the cancellation of your Eligible Options and indicates how many shares subject to New

Options that you have been granted and at what exercise price. The New Option agreements will be distributed as soon as practicable after the Grant Date.

If you do not participate, the Treasury department will send you a confirmation of your election not to participate in the Offer, and your Eligible Options will continue in effect through their original expiration date at their original exercise price, subject to your continued employment with RFMD.

Communications:

The only official RFMD communications about the Option Exchange Program will originate from the Board of Directors, members of senior management or the Treasury Department. If you wish to review or obtain copies of communications regarding the Option Exchange Program, they are available on the SEC website or on the RFMD intranet under Treasury.

Important Dates:

The Offer closes at 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. This is the deadline for receipt of your Election Form or Notice of Withdrawal. The Eligible Options surrendered in the Offer will be cancelled as of 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. The New Options are expected to be granted on Monday, August 8, 2005 or as soon as practicable after the Closing Date.

Final Reminder:

Do not forget that your Election Form or Notice of Withdrawal must be received by the RFMD Treasury Department by 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. No exceptions to this deadline will be made. No excuses for missing this deadline will be accepted. You are responsible for making sure that your Election Form or Notice of Withdrawal is received before the deadline. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form or Notice of Withdrawal on time.

If you make no election to participate in the Offer or if your Election Form is not received by the deadline, your Eligible Options will remain unchanged and in effect through their original expiration dates at their original exercise prices, subject to your continued employment with RFMD. If your Notice of Withdrawal is not received by the deadline, any previously tendered Eligible Options will be cancelled and exchanged pursuant to this Offer.

Additional questions:

If you have additional questions that were not addressed in this webcast, please refer to the Offer documents mailed to Eligible Employees on Monday, July 11, 2005. All forms and documents are also available from the SEC website or from the RFMD Intranet. If you still have questions, contact the Option Exchange Coordinator by email to OEC@rfmd.com or by phone to extension 5750 ((336) 678-5750).

Thank you for taking the time to view the webcast.